Exhibit 99.1

For Immediate Release

Steve Weed joins the Board of Directors of BCE Inc.

MONTRÉAL, Nov. 6, 2025 – BCE (TSX: BCE) (NYSE: BCE) today announced the appointment of Steve Weed, the former Executive Chairman of Ziply Fiber, as a director of BCE Inc. and Bell Canada.

Mr. Weed is the Chief Executive Officer of WaveDivision Capital, an investment firm that aims to bring better broadband to more homes and businesses across the United States and Canada.

He also founded and served as Chief Executive Officer of Wave Broadband, from 2002 to 2018.

Mr. Weed is an advisory board member of Consolidated Communications and a board member of Greenlight Networks.

“We are honoured to have Steve join the BCE Board. He is a highly respected leader in the telecommunications and broadband industries. Steve’s experience as the former Executive Chairman of Ziply Fiber and Chief Executive Officer of WaveDivision Capital will strongly benefit BCE shareholders.”

•	Gordon Nixon, Chair of BCE Inc. and Bell Canada

“Steve’s distinguished career in the broadband industry makes him an outstanding addition to the BCE Board of Directors. His proven leadership in building the leading fibre Internet provider in the Pacific Northwest of the United States will be instrumental in driving growth at Bell.”

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada

About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

[1]	Based on total revenue and total combined customer connections.

Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Krishna Somers

krishna.somers@bell.ca